Exhibit 101

NICE inContact Receives Highest Scores in Both Western Europe and North
America Use Cases in Gartner Report

NICE inContact continues to capitalize on CXone growth in Europe

Salt Lake City, October 30, 2019 – NICE inContact (Nasdaq: NICE) today announced that it received the highest product scores across four of five use cases in the Gartner Critical Capabilities for Contact Center as a Service1 report, including the highest scores in both geographic use cases, Western Europe and North America, and two application use cases, customer engagement center and agile contact center, for CXone. Gartner's report evaluates 12 unique critical capabilities within each use case.

The Gartner Critical Capabilities report states, “By 2022, contact center as a service will be the preferred adoption model in 50% of contact centers, up from approximately 10% in 2019.” NICE inContact continues to capitalize on CXone growth in Europe.

NICE inContact was named a Leader in the Gartner Magic Quadrant for Contact Center as a Service, North America2 report, in which it achieved the highest and furthest overall position for ability to execute and completeness of vision. Further, NICE inContact achieved the furthest overall position for completeness of vision in the Gartner Magic Quadrant for Contact Center as a Service, Western Europe3 report.

“Market momentum in Europe is with CXone, as more and more organizations choose our complete, unified, and intelligent cloud contact center solution that powers them to deliver fast, easy and seamless digital-first omnichannel customer experiences,” said Paul Jarman, NICE inContact CEO. “NICE inContact is capitalizing in Europe and rapidly accelerating in-market execution. Our customer-obsessed vision and focus on the region are fueling significant growth.”

NICE inContact has proven success with customers across a broad range of company sizes and verticals around the globe. CXone has hundreds of thousands of agents in the cloud in more than 100 countries. NICE inContact in-market execution teams support customer needs from presales to services to account management and ongoing support. NICE inContact CXsuccess customer services partners with contact center leaders at every step of their journey to help them achieve ongoing business value realization.

Jarman continued, “We believe this recognition of our critical capabilities applied to real-world use cases, including Western Europe and North America, as well as recognition in both Gartner Magic Quadrant North America and Western Europe CCaaS reports, demonstrates our commitment to helping customers with their customer service digital transformation strategic initiatives while empowering them to achieve their business goals with CXone.”

CXone delivers the world’s most comprehensive digital-first omnichannel offering; end-to-end artificial intelligence capabilities that span the entire customer and agent support experience; broad customer relationship management (CRM) and Unified Communications as a Service (UCaaS) integrations; and over 100 pre-integrated partner offerings on the CXexchange marketplace. NICE inContact high availability AWS data centers in Germany give organizations regional access to a complete suite of cloud applications that serves local needs and enables organizations to comply with European GDPR data privacy regulations.

To read the full complimentary copy of the Gartner Critical Capabilities for Contact Center as a Service report click here.
To read the full complimentary copy of the Gartner Magic Quadrant for Contact Center as a Service, North America report click here.
To read the full complimentary copy of the Gartner Magic Quadrant for Contact Center as a Service, Western Europe report click here.

1Gartner, “Critical Capabilities for Contact Center as a Service”, Steve Blood, Drew Kraus, Simon Harrison, 16 October 2019.
2Gartner, “Magic Quadrant for Contact Center as a Service, North America,” Drew Kraus, Steve Blood, Simon Harrison 15 October 2019.
3Gartner, “Magic Quadrant for Contact Center as a Service, Western Europe,” Simon Harrison, Steve Blood, Drew Kraus 15 October 2019.

Gartner disclaimer
Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.